Exhibit A

June 6, 2007

Central Fund of Canada Limited (symbols: AMEX-CEF, TORONTO-CEF.A) has today released selected comparative financial information relating to net assets and results of operations for the six-months ended April 30, 2007.

CENTRAL FUND OF CANADA LIMITED

Statement of Net Assets

(expressed in U.S. dollars, unaudited)

		April 30	October 31
		2007	2006
Net assets:
Gold bullion, at market, average cost $318,624,214 (2006: $284,691,854)		$496,048,973	410,565,912
Silver bullion, at market, average cost $289,171,893 (2006: $252,354,197)		494,505,730	410,665,810
Cash		1,079,791	2,136,587
Interest-bearing cash deposits		20,100,000	14,500,000
Prepaid insurance, interest receivable and other		255,066	327,504
		1,011,989,560	838,195,813
Accrued liabilities		(1,229,828)	(820,662)
Dividends payable		—	(1,046,545)
Net assets representing shareholders’ equity		$1,010,759,732	836,328,606

Represented by:
Capital stock Class A shares issued: 113,294,532 (2006: 104,654,532)		$614,340,415	536,847,071
Common shares issued: 40,000		19,458	19,458
		614,359,873	536,866,529
Contributed surplus		13,669,932	15,294,173
Retained earnings inclusive of unrealized appreciation of holdings		382,729,927	284,167,904
		$1,010,759,732	836,328,606

Net asset value per share:
Class A shares		$8.92	7.99
Common shares		$5.92	4.99

Net asset value per share expressed in Canadian dollars:
Class A shares		$9.87	8.97
Common shares		$6.55	5.60

Exchange rate:	U.S. $1.00 = Cdn.	$1.1067	1.1227

The following discussion is based on the financial statements of Central Fund of Canada Limited (“Central Fund” or the “Company”) which are prepared in accordance with accounting principles generally accepted in Canada.  These principles are substantially the same as United States’ generally accepted accounting principles.

This analysis should be read in conjunction with Central Fund’s financial statements prepared in accordance with Canadian GAAP included in its 2006 Annual Report and the accompanying MD&A.

The change in net assets as reported in U.S. dollars from period to period is primarily a result of the changing market prices of gold and silver and the proportion of each held by the Company.  Also, because gold and silver are initially denominated in U.S. dollars, changes in the value of the U.S. dollar relative to the Canadian dollar will also have an impact on net assets when reported in Canadian dollars.

Net assets increased by $174,431,126 during the six months ending April 30, 2007 as a result of the December 8, 2006 public offering as well as increases in gold and silver prices.

The Company used the net proceeds from this public offering to purchase 52,690 fine ounces of gold at a cost of $33,932,360 and 2,634,540 ounces of silver at a cost of $36,817,696, both in physical bar form. The balance of $6,617,304 was retained by the Company in interest-bearing cash deposits for working capital purposes.

CENTRAL FUND OF CANADA LIMITED

Statement of Income

(expressed in U.S. dollars, unaudited)

	Six months ended April 30		Three months ended April 30
	2007	2006	2007	2006
Income:
Interest	$538,096	177,417	$279,728	88,412
Dividends	—	260	—	130
Unrealized appreciation of holdings	98,562,023	256,287,176	24,551,481	129,100,424
	99,100,119	256,464,853	24,831,209	129,188,966
Expenses:
Administration fees	1,254,330	934,573	641,809	500,402
Safekeeping, insurance & bank charges	549,426	414,423	282,267	221,613
Shareholder information	105,507	111,719	60,380	71,687
Accounting fees	70,805	28,393	53,805	11,081
Directors’ fees and expenses	62,217	52,270	26,787	23,964
Legal fees	45,775	66,237	24,071	18,088
Stock exchange fees	36,967	90,739	27,725	29,925
Registrar and transfer agent fees	36,845	30,357	21,841	16,926
Miscellaneous	595	984	274	434
Foreign currency exchange loss (gain)	(130)	6,944	(130)	(1,443)
Total expenses	2,162,337	1,736,639	1,138,829	892,677

Income before taxes	96,937,782	254,728,214	23,692,380	128,296,289
Taxes	—	(549,022)	—	(300,499)
Net income	$96,937,782	254,179,192	$23,692,380	127,995,790
Net income per share:
Class A shares	$0.88	2.69	$0.21	1.35
Common shares	$0.88	2.69	$0.21	1.35

The net income (inclusive of unrealized appreciation of holdings) for the six months ended April 30, 2007 was $96,937,782, compared to $254,179,192 for the same period in 2006.  Certain expenses, such as administration fees which are scaled, have varied in proportion to net asset levels, or, in the case of stock exchange fees, with market capitalization based on the number of Class A shares issued.  Safekeeping fees and bullion insurance costs increased, reflecting the higher prices of gold and silver bullion.  Administration fees increased to $1,254,330 from $934,573 for the six months based on the increased assets under administration.

Stock exchange fees of $36,967 for the six months ended April 30, 2007 consist of Toronto Stock Exchange fees of $26,967 and American Stock Exchange fees of $10,000.  These amounts represent approximately 4 months of the 12 month annual fee charged being $80,902 for the Toronto Stock Exchange and $30,000 for the American Stock Exchange. The amount of $90,739 for the same period in 2006 represents the total 2006 annual fees for the Toronto Stock Exchange and the American Stock Exchange.

Expenses (which exclude taxes) as a percentage of average month-end net assets for the six-month period ended April 30, 2007 were 0.22%, compared to 0.26% for the same six-month period in 2006.  For the twelve months ended April 30, 2007, the expense ratio was 0.45% compared to 0.51% for the prior twelve-month period.

Central Fund of Canada Limited operates as a specialized investment holding company which invests primarily in long-term holdings of allocated, segregated and unencumbered gold and silver bullion and does not actively speculate with regard to short-term changes in gold and silver prices.  At April 30, 2007, the Class A shares of Central Fund were backed 98% by gold and silver bullion and may be purchased or sold with ease on either the American Stock Exchange (CEF) or The Toronto Stock Exchange (CEF.A).

For further information please contact:

J.C. Stefan Spicer, President & CEO

Email: info@centralfund.com

Website: www.centralfund.com

Telephone: 905-648-7878